

June 27, 2014

Via E-mail
Mr. Robert F. Hull Jr.
Chief Financial Officer
Lowes Companies, Inc.
1000 Lowe's Blvd
Mooresville, NC 28117

      Re: **Lowes Companies, Inc.**
                Form 10-K for Fiscal Year Ended January 31, 2014
                Filed March 31, 2014
                File No. 1-7898

Dear Mr. Hull:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operations, page 20

Other Metrics, page 21

1.   We note your comparable sales increase includes online sales. In future filings, please expand your disclosure to quantify how online sales impacted your comparable sales. Otherwise, to the extent online sales did not have a meaningful impact to your comparable sales metric; please disclose that fact in your filings.

Financial Statements

Note 1: Summary of Significant Accounting Policies, page 39

Revenue Recognition, page 43

2.   We note your policy states you recognize income from unredeemed stored-value cards at the point at which redemption becomes remote. In future filings, please disclose the amount of breakage revenue you have recognized for each period presented and where such amounts are reflected in your consolidated statement of earnings.

Extended Protection Plans, page 43

3.   We note your deferred revenues for extended protection plans at January 31, 2014 are $730 million and your liability for such plans is only $18 million as of the same date. We further note you appear to be accruing for and paying claims at a rate in excess of $100 million per year. Given the duration of your extended protection plans and the amount of deferred revenues you've recognized, coupled with the annual amount of claims you appear to pay, please tell us the specific factors you have considered and assumptions you are making in the determination of your liability for extended protection plans and why you believe you have adequately reserved for such plans as of your fiscal year end.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding our comments and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief